100-1001 Churchill Crescent
North Vancouver, British Columbia
Canada V7P 1P9

Tel: 604-980-6693 Fax: 604-980-6675
[VITASTI Graphic Reference]

December 22, 2005

VIA EDGAR ONLY
Robert Telewicz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC 20549

RE:     Vitasti, Inc. File No. 000-26371
Form 8-K filed November 18, 2005
Item 4.02

Dear Mr. Telewicz:

On behalf of Vitasti, Inc. (“Vitasti” or the “Company”), please be advised that I am in receipt of your letter dated November 28, 2005 with respect to the above-referenced matter.

Please accept this letter in lieu of a more formal response to each comment set forth in your letter.

The restated financials should be filed no later than January 15, 2005. The Company’s auditor is in the process of organizing the information and expects to complete in short order.

As it pertains to the Company’s Disclosure Controls and Procedures for the year ended December 31, 2004, and each subsequent quarter to date, i.e. March 31, 2005, June 30, 2005 and September 30, 2005, please be advised that the Registrant's Board of Directors and Chief Financial Officer have reevaluated the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended ("'34 Act")) and believes that they are effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports filed or submitted by it under the '34 Act are recorded, processed, summarized and reported within the time periods specified in the '34 Act rules and form, and to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. The Registrant believes that the Low Carb Companies-Global Golf Holdings, Inc. transaction is not one that the Registrant encounters in its normal course of business and should not be a recurring event. However, the Registrant is evaluating ways to ensure that its financial statements are always presented in a clear, concise and accurate manner. To achieve that result, and for the year ended December 31, 2005, as applicable, the Registrant is considering: (1) expanding its internal accounting staff; (2) when confronted with an accounting presentation of a complex transaction in the future, seeking the opinion of additional financial reporting advisory firms; and, (3) to the extent permissible and permitted by regulation and law, seeking guidance from the Division of Corporate Finance of the Securities and Exchange Commission, regarding the applicable accounting principles and presentation in question.

On behalf of the Company, please be further advised that the Company hereby acknowledges the following:

(1)	the Company is responsible for the accuracy and adequacy of the disclosures in the filings;
(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this matter. To the extent that you have additional comments or concerns, please contact me directly or the Company's attorneys, the Steady Law Group, LLP, at (619) 892-3006.

Very truly yours,

/s/ TAMMY-LYNN MCNABB

Tammy-Lynn McNabb,
President & CEO

cc: Steady Law Group, LLP